Exhibit 99.3

AGENDA

for the Annual General Meeting of Shareholders of ASML Holding N.V. (the “Company”), to be held at the Auditorium, ASML Building 7, De Run 6665, Veldhoven, on Wednesday, April 24, 2013, beginning at 14.00 hours (CET).

1.	Opening.

2.	Overview of the Company’s business, financial situation and sustainability. (Discussion item)

3.	Discussion of the 2012 Annual Report, including ASML’s corporate governance chapter, and the 2012 Remuneration Report, and proposal to adopt the financial statements for the financial year 2012, as prepared in accordance with Dutch law. (Voting item)

4.	Proposal to discharge the members of the Board of Management from liability for their responsibilities in the financial year 2012. (Voting item)

5.	Proposal to discharge the members of the Supervisory Board from liability for their responsibilities in the financial year 2012. (Voting item)

6.	Clarification of the Company’s reserves and dividend policy. (Discussion item)

7.	Proposal to adopt a dividend of EUR 0.53 per ordinary share of EUR 0.09. (Voting item)

8.	Proposal to adopt the revised Remuneration Policy for the Board of Management of ASML Holding N.V. (version 2014). (Voting item)

9.	Performance shares for the Board of Management.

a.	Proposal to approve the number of performance shares for the Board of Management, in accordance with the Remuneration Policy for the Board of Management (version 2010) over the financial year 2013 and authorization of the Board of Management to issue the performance shares for the financial year 2013, subject to approval of the Supervisory Board. (Voting item)

b.	Proposal to approve the performance share arrangement in accordance with the Remuneration Policy for the Board of Management of ASML Holding N.V. (version 2014) (the “Policy”), including the number of performance shares for the Board of Management to be determined by the calculation method as described in the Policy, and authorization of the Board of Management to issue the performance shares for the financial year 2014 and subsequent years, subject to approval of the Supervisory Board. (Voting item)

The Board of Management will only propose agenda item 9b. if agenda item 8 is adopted.

10.	Proposal to approve the number of stock options, respectively shares, for employees. (Voting item)

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11.	Composition of the Board of Management (Discussion item)

Notification of the intended extension of the appointment term of Mr. F.J. van Hout.

12.	Composition of the Supervisory Board. (Voting items)

Nomination by the Supervisory Board of the following members for (re) appointment, effective April 24, 2013:

•	Ms. H.C.J. van den Burg (reappointment);

•	Ms. P.F.M. van der Meer Mohr (reappointment);

•	Mr. W.H. Ziebart (reappointment);

•	Mr. D.A. Grose (appointment);

•	Ms. C.M.S. Smits-Nusteling (appointment).

13.	Composition of the Supervisory Board in 2014. (Discussion item)

•	Notification that Mr. F.W. Fröhlich will retire by rotation in 2014;

•	Notification that Mr. OB Bilous will retire by rotation in 2014.

14.	Proposal to reappoint the External Auditor for the reporting year 2014. (Voting item)

15.	Proposals to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company within the limits set forth in the Articles of Association of the Company, as well as to restrict or exclude the pre-emption rights accruing to shareholders.

a.	Proposal to authorize the Board of Management for a period of 18 months from April 24, 2013, to issue shares or rights to subscribe for shares in the capital of the Company, subject to approval of the Supervisory Board, limited to 5% of the issued share capital at the time of the authorization. (Voting item)

b.	Proposal to authorize the Board of Management for a period of 18 months from April 24, 2013 to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under a., subject to approval of the Supervisory Board. (Voting item)

c.	Proposal to authorize the Board of Management for a period of 18 months from April 24, 2013, to issue shares or rights to subscribe for shares in the capital of the Company, subject to approval of the Supervisory Board, for an additional 5% of the issued share capital at the time of the authorization, which 5% can only be used in connection with or on the occasion of mergers, acquisitions and / or (strategic) alliances. (Voting item)

d.	Proposal to authorize the Board of Management for a period of 18 months from April 24, 2013, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under c., subject to approval of the Supervisory Board. (Voting item)

16.	Proposals to authorize the Board of Management to acquire ordinary shares in the Company’s share capital.

a.

Proposal to authorize the Board of Management for a period of 18 months from April 24, 2013 to acquire - subject to the approval of the Supervisory Board - ordinary shares in the Company’s share capital up to 10% of the issued share capital at the date of authorization (April 24, 2013), for valuable consideration, on Euronext Amsterdam by

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NYSE Euronext (“Euronext Amsterdam”) or the Nasdaq Stock Market LLC (“Nasdaq”), or otherwise, at a price between, on the one hand, an amount equal to the nominal value of the shares and, on the other hand, an amount equal to 110% of the market price of these shares on Euronext Amsterdam or Nasdaq; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of Euronext Amsterdam or as reported on Nasdaq. (Voting item)

b.	Proposal to authorize the Board of Management for a period of 18 months from April 24, 2013 to acquire - subject to the approval of the Supervisory Board - additional ordinary shares in the Company’s share capital up to 10% of the issued share capital at the date of authorization (April 24, 2013), for valuable consideration, on Euronext Amsterdam or Nasdaq, or otherwise, at a price between, on the one hand, an amount equal to the nominal value of the shares and, on the other hand, an amount equal to 110% of the market price of these shares on Euronext Amsterdam or Nasdaq; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of Euronext Amsterdam or as reported on Nasdaq.

Conditions to the additional authorization are that:

(i)	all shares acquired by the Company following the authorization under a. and not being held as treasury shares for the purpose of covering outstanding employee share and stock option plans, have been cancelled or will be cancelled, pursuant to item 17; and

(ii)	the number of ordinary shares which the Company may at any time hold in its own capital will not exceed 10%. (Voting item)

17.	Proposal to cancel ordinary shares. (Voting item)

Proposal to cancel ordinary shares in the share capital of the Company repurchased or to be repurchased by the Company. The number of ordinary shares that will be cancelled shall be determined by the Board of Management, but shall not exceed 20% of the issued share capital of the Company at April 24, 2013.

18.	Any other business.

19.	Closing.

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